SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001 -40	CNPJ 00.022.034/0001 -87

STOCK DIVIDEND PROPOSALS

The Board of Directors of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. ("Unibanco") and of UNIBANCO HOLDINGS S.A. ("Unibanco Holdings") has called Extraordinary Shareholders Meetings ("AGEs") of both Unibanco and Unibanco Holdings in order to decide, among other proposals, whether to increase their respective corporate capital through the issuance of new shares ("Bonificação de Ações"), pursuant to the following terms:

1) Unibanco:

An increase of R$3,000,000,000.00 (three billion Reais) to the corporate capital of Unibanco, thereby increasing Unibanco's overall corporate capital from R$5,000,000,000.00 (five billion Reais) to R$8,000,000,000.00 (eight billion Reais), through the capitalization of all of the funds currently in the Currency Exchange Risk Reserve, a portion of the funds currently allocated to the reserve designed to ensure that Unibanco maintains adequate operating margins and by means of the issuance of one (1) new share of the same type for each existing common and preferred share of Unibanco.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost that will be ascribed to the new shares will be disclosed on the date of the Shareholders Meeting.

2) Unibanco Holdings:

An increase of R$2,691,925,722.32 (two billion, six hundred and ninety one million, nine hundred and twenty five thousand, seven hundred and twenty two Reais and thirty two cents) to the corporate capital of Unibanco Holdings, thereby increasing Unibanco Holdings' overall corporate capital from R$1,863,449,958.72 (one billion, eight hundred sixty there million, four hundred and forty nine thousand, nine hundred fifty eighth Reais and seventy two cents) to R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents), through the capitalization of the same amount of the profit reserves and by means of the issuance of one (1) new share of the same type for each existing common and preferred share of Unibanco Holdings.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost that will be ascribed to the shares issued will be disclosed on the date of the Shareholders Meeting.

3) Units:

If such proposals are approved by the respective AGEs, the shareholders who hold Units (share deposit certificates, each representing one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings) shall receive, for each Unit held, one (1) additional Unit.

4) GDSs:

Pending the approval of the above proposals by the respective AGEs, it has also been proposed that the Global Depositary Shares ("GDSs") traded on the New York Stock Exchange, each of which currently represents five (5) Units, shall represent ten (10) Units, which means that it will not occur the issuance of new GDSs, just the alteration of the ratio of Units that each GDS represents.

5) Approval by the regulatory authorities:

Given that any decision to approve the stock dividend ("Bonificação de Ações") by Unibanco must be approved by the Central Bank of Brazil, and that the action on the GDSs mentioned in item 4 above requires the approval of the Brazilian Security Exchange Commission, the record date for the purpose of determining the right to receive the new shares will be released after both of these approvals have been obtained. Therefore, until the record date, the existing shares of Unibanco and of Unibanco Holdings will be traded with the right to receive the new shares issued; the new shares shall be delivered to the shareholders and traded after the record date is released by Unibanco and Unibanco Holdings.

6) Rationale for the operation:

To increase the liquidity of Unibanco's and Unibanco Holdings' shares in the Brazilian stock market by means of having a quotation value accessible to small investors.

7) Dividends / Interest on capital stock:

The new shares delivered to the shareholders pursuant to the stock dividend ("Bonificação de Ações") will be entitled to receive dividends and/or interest on capital stock on a quarterly basis and the eventual complementary dividends and/or interest on capital stock that shall be paid from the date of the delivery of such new shares to the shareholders.

Any quarterly payments of interest on capital stock per share to the shareholders that are made after the date of the delivery of the shares will have their amounts maintained.

São Paulo, June 12, 2006.

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Osias Santana de Brito	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

     For additional information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3097-1585
E-mail: investor.relations@unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

www.ir.unibanco.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 13, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer